Exhibit 1.1
AMENDMENT TO DISTRIBUTION AGREEMENT
This Amendment to Distribution Agreement (this “Amendment”) is entered into as of October 14, 2011, by and between ID Biomedical Corporation of Quebec (“IDB”) and Henry Schein, Inc. (“HSI”).
WHEREAS, HSI and ID Biomedical Corporation entered into a certain Distribution Agreement for Fluviral influenza vaccine as of December 2, 2004 and have entered into certain amendments to that agreement from time to time (as amended, the “Agreement”). In December 2005, ID Biomedical Corporation became a wholly owned subsidiary of GlaxoSmithKline Inc., a wholly owned subsidiary of GlaxoSmithKline plc and an affiliate of GlaxoSmithKline LLC d/b/a GlaxoSmithKline (“GSK”). Effective as of January 1, 2011, ID Biomedical Corporation merged with and into its wholly owned subsidiary, ID Biomedical Corporation of Quebec, with ID Biomedical Corporation of Quebec being the surviving entity;
WHEREAS, HSI and IDB desire to amend the Agreement to cause it to terminate effective upon the conclusion of the 2011/2012 flu season on the terms and conditions set forth herein;
NOW THEREFORE, in consideration of the mutual covenants and agreements contained herein, and upon the terms and subject to conditions set forth below, HSI and IDB, intending to be legally bound hereby, agree to amend the Agreement as follows:
1. Definitions. All capitalized terms used in this Amendment without definition shall have the meanings set forth in the Agreement.
2. Amendment to Term. Section 15, Term and Termination, is amended to replace in its entirety the existing Section 15.1 with a new Section 15.1 to read in full as follows:
“15.1 This Agreement shall take effect on the Effective Date and, subject to earlier termination in accordance with all other relevant provisions hereof, shall continue through the conclusion of the 2011/2012 Flu Season regardless of the Commencement Date under Section 7.2, or such longer time as extended pursuant to Section 10.1 (the “Term”). The Parties may elect in writing to extend the Term on mutually agreeable terms and conditions.”
3. Effect of Amendment. Except as expressly set forth in this Amendment, the terms and provisions of the Agreement shall remain in full force and effect throughout the Term. In the event of any conflict between the terms of this Amendment and the terms of the Agreement, the terms of this Amendment shall control.
4. Miscellaneous. Each Party agrees to execute, acknowledge and deliver such further instruments, and to do all such other acts, as may be reasonably necessary or appropriate in order to carry out the purposes and intent of this Amendment.
5. Counterparts. This Amendment may be executed in two or more counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument.

     IN WITNESS WHEREOF, each Party has caused this Amendment to be executed on its behalf by its duly authorized officer as of the date first above written.

ID Biomedical Corporation of Quebec		Henry Schein, Inc.

By: Name:	/s/ Paul Pinsonnault Paul Pinsonnault	By: Name:	/s/ Louis J. Ferraro Louis J. Ferraro
Title:	Senior Counsel & Secretary	Title:	VP, GM Bio Therapeutics